

September 7, 2011

Via E-mail
Dr. Steven Victor
Chief Executive Officer
Intellicell Biosciences, Inc.
30 East 76th Street, 6th Floor
New York, New York 10021

      Re: **Intellicell Biosciences, Inc.**
                Amendment No. 3 to Form 8-K
                Filed August 11, 2011
                Form 10-Q for Fiscal Quarter Ended June 30, 2011
                Filed August 22, 2011
                File No. 333-49388

Dear Dr. Victor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K/A Filed August 11, 2011

General

1. Please provide us with your analysis supporting your decision not to provide former shell company disclosure pursuant to Item 5.06 of Form 8-K.

Cautionary Note Regarding Forward-looking Statements, page 4

2. We note your disclaimer of any obligation to update predictive statements. Please revise your disclosure to clarify that your disclaimer is subject to any requirements to update imposed by applicable law.

Item 1.01 Entry into a Material Definitive Agreement, page 5

3. Please disclose the date on which you changed, or intend to change, your legal name.

Changes Resulting from the Transaction, page 6

4. We note your summary description of Intellicell's business plan. Please revise your disclosure to explain in plain English the business in which you are engaged or intend to engage.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 7

Description of Business of Intellicell, page 8

5. We note terms used such as "a proprietary system developed by the founder" and "this system includes an ultrasonic cavitation." Please describe in clear, concise, non-technical language the business is which you are engaged or intend to engage. Your current disclosure in this regard is unclear. Please refer to the applicable requirements in Item 1.01 of Regulation S-K.

Strategy, page 8

6. Please revise your disclosure to explain what the tissue processing centers do. Please explain what therapies will be administered at the centers. Please further explain what you mean by the phrase "optimal market entry opportunities and revenues."

7. Please file the license agreement for the Palm Beach center as an exhibit or tell us why you believe you do not need to file the agreement. Please refer to Item 601(b)(10) of Regulation S-K.

Research and Development, page 8

8. Please disclose the status of your discussions with researchers and universities. In addition, please revise the last sentence in this section to clarify what you mean and how it bears on your research and development activities.

Competition, page 8

9. Please disclose the methods of competition in your industry.

Properties, page 12

10. Please provide applicable disclosure about your processing centers in New York City, Philadelphia, Dallas/Fort Worth and New Orleans. Please refer to Item 102 of

Regulation S-K.

Management's Discussion and Analysis or Plan of Operation, page 16

11. Please revise your disclosure to explain how you generate, or intend to generate, revenue.

Contractual Obligations, page 19

12. Please provide disclosure about your 13-year office lease guaranty described on page 12.

Directors and Executive Officers, Promoters and Control Persons, page 21

13. Please provide the director independence information required by Item 701(a) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Note 4 – Notes Payable, page 13

14. Please provide us with an expanded description of the transaction with Consorteum Holdings, Inc., including a description of the parties and summary of key terms. Explain the nature of any prior relationships between Consorteum Holdings, Inc., Media Exchange Group, Intellicell, and the holders of the notes assumed by Consorteum. Provide an analysis of the accounting for the spin-off of the digital trading card business and the disposition of the notes, including the specific accounting guidance supporting the treatment. In the pro forma financial statements provided in the Form 8-K you present a gain on the transaction of $1.7 million. However, in Note 4 you state no gain was recorded on the sale because "the assets acquired in conjunction with the merger were valued at an amount equal to the notes assumed by Consorteum." Clarify what assets are being referred to and explain the accounting thoroughly.

Note 7 – Derivative Liabilities, page 15

15. Please provide a calculation supporting the $11.3 million change in the fair value of the warrants and embedded conversion feature of the notes. The analysis should show the value of the derivatives at the various inception dates and the value at June 30. Demonstrate the change in fair value recognized in earnings includes changes in the value of the derivatives since the issuance of the respective debentures and does not include the initial recognition of the derivatives. Explain the underlying reason for the increase in fair value and provide supporting analysis of the underlying assumptions. Explain how you determined your share price for the relevant valuation dates.

Liquidity and Capital Resources, page 22

16. You state you will require additional cash to fund your operations for the next twelve months. In future filings, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. Provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity as discussed in section 501.03(a) of the Codification of Financial Reporting Policies. Please provide this information in your response letter.

Item 4. Controls and Procedures, page 24

17. We note that the disclosure controls and procedures are evaluated under the supervision and with the participation of your chief executive officer. The evaluation must also be made by your principal financial officer, or persons performing similar functions. See Exchange Act Rule 13a-15(e). Please revise to include the evaluation of your disclosure controls and procedures of your principal financial officer, or persons performing similar functions.

18. We note your disclosure of disclosure controls and procedures in the second sentence. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective in that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. See Exchange Act Rule 13a-15(e). Please amend your Form 10-Q to state simply the effectiveness conclusion without reference to this definition or do so with a full and accurate reference to the rule.

19. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please amend to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Certifications, Exhibits 31.1 and 32.1

20. We note the certifications of your principal executive officer. Please amend your filing to provide separate certifications for your principal executive officer and principal financial officer. If you do not have a principal financial officer, the person performing

similar functions must execute the required certification. See Question 15 of the <u>Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions</u> (issued November 8, 2002, revised November 14, 2002), which can be found at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Dietrich King, Senior Attorney at (202) 551-3338 with any other questions.


Sincerely,

/s/ Dietrich King for

Pamela Long
Assistant Director


Cc: <u>Via E-mail</u>
       Stephen A. Cohen, Esq.
       Sichenzia Ross Friedman Ference LLP
       61 Broadway, 32nd Floor
       New York, NY 10006